August 19, 2005



VIA FACSIMILE/202.772.9368
--------------------------

Securities and Exchange Commission
100 F Street NE
Mail Stop 7010
Washington, DC 20549-0710
Attn: Patricia Armelin

                  RE:      Cavalier Homes, Inc.
                           Form 8-K Item 4.01
                           Filed August 16, 2005
                           File No. 1-9792

Ladies and Gentlemen:

         We have received comments via facsimile from the staff of the Securities and Exchange Commission (the "Commission") on August 17, 2005, relating to the Item 4.01 Form 8-K of Cavalier Homes, Inc. ("Cavalier" or the "Company"). We have prepared this letter of response to the comments of the staff and have modified our Form 8-K/A to reflect such comments.

         The following paragraph sets forth the response to the comment received August 17, 2005:

        1. On August 19. 2005, we filed an amendment to the Company's Form 8-K dated August 16, 2005. We amended the disclosure in the third paragraph to change the date from July 2, 2005 to August 15, 2005, the date of resignation of Deloitte & Touche LLP. We also included as Exhibit 16 an updated letter from Deloitte & Touche LLP.


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        Cavalier hereby acknowledges the following:

        o Cavalier is responsible for the adequacy and accuracy of the disclosure in its filings;
        o Staff comments or changes to disclosure in response to staff comments in Company filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and
        o Cavalier may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any questions or require any further information with respect to the Form 8-K filed August 16, 2005, the Form 8-K/A filed August 19, 2005 or any other matters relating thereto, please telephone either myself at
256.747.9831 or David Roberson at 256.747.9838.

                                                     Very truly yours,

                                                 /s/ Michael R. Murphy
                                                 ---------------------
                                                     Michael R. Murphy


cc:      David Roberson
         June Martin
         Paul S. Ware, Esq.
         Laura P. Washburn, Esq.
         Lori Snodgrass